Exhibit 99.1

Nature Wood Group Limited Announces Preliminary Full Year 2023 Financial Results

MACAU, February 14, 2024 (GLOBE NEWSWIRE) — Nature Wood Group Limited (NASDAQ: NWGL), a global leader in vertically-integrated forestry and FSC business operations, today revealed its preliminary financial results for the full year ended December 31, 2023.

2023 Financial Overview:

Nature Wood experienced a challenging year in 2023, with total sales reaching $25.4 million, a decrease from $55.3 million in 2022. The year concluded with the Company anticipating a loss of $5.2 million, in contrast to the income of $5.2 million reported in the prior year. These outcomes were significantly influenced by the ongoing global economic downturn and geopolitical tensions, including the prolonged impact of the Russian-Ukrainian war, which continued to affect the construction and home renovation sectors adversely.

Performance Insights:

The decline in revenue and the shift to a loss position reflect persistent global challenges. Despite these hurdles, Nature Wood has implemented aggressive cost-cutting measures to streamline operations, enhancing the Company’s ability to return to profitability.

Strategic Initiatives and Looking Forward:

Nature Wood remains committed to identifying and capitalizing on new opportunities, particularly in the carbon credit market, which presents a promising avenue for high-profit margin. The Company is optimistic about the potential this venture holds for contributing significantly to future growth.

CEO’s Statement:

Mr. Jianjun Zeng, the chief executive officer of Nature Wood, shared, “while 2023 has been a demanding year for our business, we are confident that the most challenging times are behind us. With the aggressive cost-cutting measures we have put in place and our strategic focus on high-margin opportunities like the carbon credit market, we anticipate 2024 to be a year of growth and profitability. We are poised to leverage our strengths and the emerging market dynamics to ensure a successful future.”

Future Announcements:

Nature Wood plans to provide more detailed information and insights into its strategic initiatives, including further developments in the carbon credit market, with the release of its audited financial results.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru, with approximately 615,333 hectares of forest concessions as of June 30, 2023. In terms of the export value in 2021, the Company is (i) the second largest wood products export supplier; (ii) the second largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru. Nature Wood is also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Michael Wei

Horizon Research Management Consultancy

Email: hwey@horizonconsultancy.co